Exhibit 11.1

Computations of Earnings Per Share:
The computation of basic and diluted
EPS is as follows:
                                          2005          2004
                                      -----------    -----------
Numerator:
  Net income attributable to
    common stockholders               $   692,857    $   652,276
                                      -----------    -----------
Denominator:
  Denominator for basic
   earnings per share -
     Weighted average shares            7,183,783      6,962,401
  Common stock equivalents                 56,938        231,719
                                      -----------    -----------
  Denominator for dilutive
   earnings per share -
     Weighted average shares            7,240,721      7,194,120
                                      ===========    ===========
Basic and diluted income per share    $      0.10    $      0.09